UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-12019

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Quaker Chemical Corporation

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Quaker Chemical Corporation

One Quaker Park

901 Hector Street

Conshohocken, PA 19428

Quaker Chemical Corporation

Retirement Savings Plan

Page Number
Report of Independent Registered Public Accounting Firm	1

Basic Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 -8

Additional Information*

Schedule I - Schedule of Assets (Held at End of Year)	9

*  Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures	10

Exhibits

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Quaker Chemical Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. In our opinion, the related supplemental schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania

June 19, 2006

QUAKER CHEMICAL CORPORATION

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2005		2004
Investments, at fair value
Registered investment companies:
Columbia Small Cap Fund, Inc.	$1,775,083	*	$1,557,087	*
Vanguard 500 Index Fund	10,953,395	*	11,853,393	*
Vanguard Balanced Index Fund	961,828		838,093
Vanguard Extended Market Index Fund	823,546		599,481
Vanguard International Growth Fund	1,154,935		757,943
Vanguard LifeStrategy Conservative Growth Fund	169,293		113,469
Vanguard LifeStrategy Growth Fund	541,395		328,024
Vanguard LifeStrategy Income Fund	272,629		247,918
Vanguard LifeStrategy Moderate Growth Fund	334,177		306,841
Vanguard Total Bond Market Index Fund	3,461,177	*	3,476,324	*
Vanguard U.S. Growth Fund	1,486,712		1,234,881
Vanguard Windsor II Fund	2,243,155	*	1,378,384

	24,177,325		22,691,838

Vanguard Retirement Savings Trust	5,582,849	*	4,330,650	*
Quaker Chemical Corporation Stock Fund #	2,803,683	*	2,955,005	*
Participant Loans	522,983		459,679
Vanguard Brokerage Option
Common Stock	45,498		73,355
Registered Investment Companies	21,744		25,826

Total investments	33,154,082		30,536,353

Receivables
Employer’s contributions	68,595		60,713
Participant contributions	—		7,733

Total Receivables	68,595		68,446

Liabilities
Vanguard Brokerage Option
Due to broker for securities purchased	—		11,925

Net assets available for benefits	$33,222,677		$30,592,874

*	Represents 5% or more of net assets available for benefits.
#	A portion of this investment option is nonparticipant-directed.

The accompanying notes are an integral part of the financial statements.

QUAKER CHEMICAL CORPORATION

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2005	2004
Additions
Investment income:
Interest and dividend income, investments	$915,325	$700,549
Interest income, participant loans	27,585	23,674
Net appreciation in fair value of investments	126,501	944,099

	1,069,411	1,668,322

Contributions:
Employer	705,883	685,666
Participant	2,696,879	2,807,421

	3,402,762	3,493,087

Total additions	4,472,173	5,161,409

Deductions
Payment of benefits	1,842,370	1,547,311

Total deductions	1,842,370	1,547,311

Net increase	2,629,803	3,614,098

Net assets available for plan benefits:
Beginning of year	30,592,874	26,978,776

End of year	$33,222,677	$30,592,874

The accompanying notes are an integral part of the financial statements.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) provides only general information. The Plan document is a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for certain U.S. employees of the Quaker Chemical Corporation (the “Company”) and adopting affiliates. The Plan is administered by the Pension Committee appointed by the Company’s Board of Directors, and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employees of the Company are eligible to participate in the Plan on their first day of employment or as soon as administratively practicable thereafter, unless specified differently in any bargaining unit agreement. Employees designated as AC Products, Inc. (“AC”) participants are eligible to participate in the Plan on the first day of the month coincident with or next following the employee’s completion of one year of service.

Contributions

Participants may elect to contribute on a before-tax basis any whole percentage of their compensation, up to 50%, during the year, not to exceed the annual Internal Revenue Code limits. The Company matches 50% of each participant’s contribution up to 6% of compensation, except for those participants designated by the Company as AC participants. The first 50% of the match can be allocated by each participant to any investment options available in the Plan. The second 50% of the Company match will be allocated to the Quaker Chemical Corporation Stock Fund (the “Company Stock Fund”); and upon reaching age 50, participants may reallocate the second 50% to other available investments options within the Plan.

The Company’s Board of Directors (AC’s Board of Directors with respect to AC participants) reserves the right to make future discretionary contributions, which would be allocated on the basis of eligible participants’ base compensation. Upon completing 1 year of service, each participant shall be eligible to receive discretionary contributions on the first day of the month coinciding with or next following the date on which the participant meets the 1 year of service requirement.

Participants who are eligible to make contributions and who have or will attain age 50 before the end of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of the Internal Revenue Code Section 414(v). No Company matching contributions shall be made with respect to catch-up contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contributions and (b) Plan earnings.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

Participant Loans

Participants may borrow from their fund accounts (other than amounts invested in the Company Stock Fund) an amount limited to the lesser of $50,000 or 50% of the participant’s vested account balance. The loans bear interest at a rate equal to the prevailing rate of interest charged for similar loans by lending institutions in the community plus 1%. The term of each participant loan generally may not exceed five years. Interest rates at December 31, 2005 range from 5.00% to 9.00%.

Payment of Benefits

Generally, upon separation of service, for any reason, a participant may receive a lump sum amount equal to the value of the participant’s account. If a participant’s vested account balance exceeds $1,000, the participant may defer payment until the first of the month coincident with or next following attainment of age 65.

Hardship Withdrawals

Participants who receive a hardship withdrawal from their account will not be eligible to make contributions for 6 months following the receipt of the hardship withdrawal.

Vesting

Participants are fully vested in all Company and employee voluntary contributions plus actual earnings upon entering the Plan.

Forfeitures

As of the last day of each Plan year, any forfeited amounts shall, in the discretion of the Company, be used to reduce future Company matching contributions or pay any administrative expenses of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants shall remain 100% vested in their employer contributions.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Equities are valued at last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid prices. Fixed income securities are valued using the last quoted bid price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 – NONPARTICIPANT-DIRECTED INVESTMENTS

The Company directs a portion of its matching contribution to the Company Stock Fund. Information about the net assets and components of the changes in net assets relating to the nonparticipant-directed portion of this Company Stock Fund is as follows:

	As of December 31,
	2005	2004
Net Assets:
Company Stock Fund	$1,257,769	$1,258,048

	Year Ended December 31,
	2005	2004
Changes in Net Assets:
Interest & dividend income	$48,065	$37,412
Net depreciation	(274,682)	(236,488)
Contributions	358,600	342,787
Distributions	(132,262)	(109,373)

	$(279)	$34,338

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

NOTE 4 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 5 - INVESTMENTS

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2005	2004
Registered investment companies	$787,869	$1,554,156
Common stock	(661,368)	(610,057)

	$126,501	$944,099

NOTE 6 – PLAN EXPENSES

Substantially all administrative expenses, including audit fees, are paid by the Company.

NOTE 7 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated December 4, 2003 that the Plan is qualified under Internal Revenue Code (“IRC”) Section 401(a). The Plan has been amended since receiving the determination letter. However, the plan administrator and counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 8 – RECONCILIATION TO FORM 5500

Payments of benefits included in the 2005 financial statements are not inclusive of $3,484 of deemed distributions related to employee loans.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to December 31, 2005 the Plan was amended to include the following significant provisions.

•	Effective January 1, 2006, the individual who is the President of AC Products will receive the lesser matching contributions provided to Quaker Chemical Corporation associates, rather than the larger discretionary contributions made on behalf of AC Products, Inc. associates.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

•	Effective January 1, 2006, the Plan provides for a nonelective contribution on behalf of Quaker Chemical Corporation non-bargaining associates who have completed one year of service equal to 3% of the eligible participant’s compensation. The non-elective contributions vest in accordance with the following schedule:

Years of Service	Percentage
Less than 3	0%
3 or more	100%

•	Effective February 1, 2006, the Plan was amended to disregard certain non-cash compensation, for purposes of determining a participant’s deferrals.

•	Effective January 1, 2006, the Plan was amended to apply the Internal Revenue Code limit on annual compensation on a plan year basis rather than on a first-dollar basis for purposes of determining a participant’s deferrals.

•	Effective January 1, 2006, the Plan was amended to reflect final regulations issued under Internal Revenue Code sections 401(k) and 401(m).

•	Effective June 1, 2006, the Plan was amended to add a “true-up” matching contribution to increase a participant’s matching contributions made during the year in the event they do not equal the lesser of 50% of the participants deferrals or 3% of the participant’s compensation (subject to Internal Revenue Code limits).

•	Effective January 1, 2006 the plan was amended to add two new hardship events.

Schedule I

QUAKER CHEMICAL CORPORATION

RETIREMENT SAVINGS PLAN

Schedule of Assets (Held at End of Year)

As of December 31, 2005

Quaker Chemical Corporation Retirement Savings Plan, EIN 23-0993790, PN 112

Attachment to Form 5500, Schedule H, Part IV, Line i:

	Identity of Issue	Investment Type	Current Value
	Columbia Small Cap Fund, Inc.	Registered Investment Company	$1,775,083
*	Vanguard 500 Index Fund	Registered Investment Company	10,953,395
*	Vanguard Balanced Index Fund	Registered Investment Company	961,828
*	Vanguard Extended Market Index Fund	Registered Investment Company	823,546
*	Vanguard International Growth Fund	Registered Investment Company	1,154,935
*	Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	169,293
*	Vanguard LifeStrategy Growth Fund	Registered Investment Company	541,395
*	Vanguard LifeStrategy Income Fund	Registered Investment Company	272,629
*	Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	334,177
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	3,461,177
*	Vanguard U.S. Growth Fund	Registered Investment Company	1,486,712
*	Vanguard Windsor II Fund	Registered Investment Company	2,243,155
*	Vanguard Brokerage Option	Vanguard Brokerage Option	67,242
*	Vanguard Retirement Savings Trust	Common/Collective Trust	5,582,849
*	Quaker Chemical Corporation **	Common Stock Fund	2,803,683
*	Quaker Chemical Corporation Retirement Savings Plan	Participant Loans (5.00% - 9.00%)	522,983

Total assets held for investment purposes			$33,154,082

*	Party in Interest
**	In part, a nonparticipant-directed investment, for which cost is $2,851,691

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Quaker Chemical Corporation Retirement Savings Plan

June 27, 2006	By:	/s/ D. Jeffry Benoliel
Vice President, Secretary and General Counsel

June 27, 2006	By:	/s/ Neal E. Murphy
Vice President, Chief Financial Officer and
Treasurer